EXHIBIT 21

SUBSIDIARIES OF SUPERNUS PHARMACEUTICALS, INC.

Name of Subsidiaries	Jurisdiction of Organization
Supernus Europe Ltd.	United Kingdom
Biscayne Neurotherapeutics, Inc.	Delaware
Biscayne Neurotherapeutics Australia Pty Ltd.	Australia